THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT

(Promissory Note)

Date of Loan:
[EFFECTIVE DATE]

Amount of Loan:
[INVESTMENT AMOUNT]

City and State of Lender:
,

Payment Start Date:

For value received RYSE USA INC. , a corporation (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of [INVESTOR NAME] ("***Lender***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions**.
   a. **"*Net Revenues*" means all of the Borrower's cash receipts, less returns or shipping, from all sales of any kind, including prepaid licenses.**
   b. "***Lenders***" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.
   c. "***Measurement Period***" means the period of time with respect to which a payment is made.
   d. "***Note***" means this Note. "***Notes***" means all of the Notes issued in the crowdfunding offering of which this Note is a part.
   e. "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.
   f. "***Pro-Rata Share*"** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.
   g. "***Repayment Amount***" means amount that is **1.75x** the amount of the Loan.
   h. "***Revenue Percentage***" means **10.0**%. All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.
2. **Basic Terms**.
   a. **Group of Revenue Loans**. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.
   b. **When Paid in Full**. The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.
   c. **Interest Rate**. The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.
3. **Payments**.
   a. **Quarterly Payments**. Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; *provided, however*, that at any time the Company may defer up to **1** of such payments upon notice to Lender (each, a "***Permitted Deferral***").
   b. **Amount of Each Payment**. The amount of each payment shall be the product of the Revenue Percentage and the Net Revenues from the Measurement Period ended immediately prior to the payment date.
   c. **Timing of Payment**. The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.
   d. **Order of Application of Payments**. All payments under this Agreement shall be applied first to interest and then to principal.
   e. **Place of Payment.** All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [INVESTOR NAME], unless another place of payment shall be specified in writing by Lender.
   f. **Pro Rata Payments**. All payments will be made pro rata among all of the Lenders.
4. **Prepayment**. The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.
5. **Characterization of Investment**. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.
6. **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Wefunder to be shared ratably with the other investors.
7. **Secured Note. To secure payment of all amounts due under this Note, Borrower grants Lender a security interest in all of its personal property, now existing or hereafter arising, including all**

accounts, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts, and the proceeds thereof. Borrower authorizes Lender to file a financing statement to perfect this security interest.

8. **Company Representations**

   a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

   d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

9. **Lender Representations**

   a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   b. If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an " ***Event of Default***" hereunder:

   a. Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within five business days thereafter;

   b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

   c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

   d. Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering.In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. **Subordination**. The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

a. **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

b. **Default on Senior Indebtedness**. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section during any 365-day period.

c. **Further Assurances**. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

d. **Subrogation**. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section [8]) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

e. **No Impairment**. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law. 8.6 Lien Subordination. Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

f. **Applicability of Priorities.** The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

g. **Reliance of Holders of Senior Indebtedness**. Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on 5. such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.]

h. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

13. **Amendments**. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower the holders of a majority in principal of the Loan Amounts raised in this offering.

14. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

15. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

16. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided,

however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

17. **No Stockholder Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

18. **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

19. **Not Effective Until Acceptable by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BORROWER:

RYSE USA INC.

By: *Founder Signature*
Name:
Title:

LENDER:

[INVESTOR NAME]

By: *Investor Signature*
Name: [INVESTOR NAME]
Title:

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

☐ Accredited Investor
☐ Unaccredited Investor